Via Facsimile and U.S. Mail
Mail Stop 03-09


May 10, 2005


Mr. William Steinhauer
Vice President of Finance
Unigene Laboratories, Inc.
110 Littlefield Road
Fairfield, NJ  07004

Re:	Unigene Laboratories, Inc.
	Form 10-K for the fiscal year ended December 31, 2004
	File No. 0-16005

Dear Mr. Steinhauer:

      We have reviewed your filing and have the following comments.
We have limited our review of the above referenced filing to only those issues addressed. Where our comments call for disclosure, we think you should amend your document in response to these comments.
In some of our comments, we ask you to provide us with supplemental information so we may better understand your disclosure. Please amend your Form 10-K for the fiscal year ended December 31, 2004 and respond to these comments within 15 business days or tell us when you will provide us with a response prior to the expiration of the 15-day period. If we have requested additional information as well as an amendment or if you disagree with any comment that calls for disclosure, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please provide this letter prior to your amendment. You may wish to provide us with marked copies of the amendment to expedite our review. Your letter should key your responses to our comments. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2004

Management`s Discussion and Analysis of Financial Condition and
Results of Operations

Results of Operations

Years Ended December 31, 2004, 2003 and 2002

Research and Development Expenses, page 19

1. Please expand your disclosure by referring to the Division of Corporation Finance "Current Issues and Rulemaking Projects Quarterly
Update" under section VIII - Industry Specific Issues - Accounting and Disclosure by Companies Engaged in Research and Development Activities. You can find it at the following website address: http://www.sec.gov/divisions/corpfin/cfcrq032001.htm#secviii.

Please disclose the following information for each of your major research and development projects:

a. The current status of the project;
b. The costs incurred during each period presented and to date on the project;
c. The nature, timing and estimated costs of the efforts necessary to complete the project;
d. The anticipated completion dates;
e. The risks and uncertainties associated with completing development on schedule, and the consequences to operations, financial position and liquidity if the project is not completed timely; and finally
f. The period in which material net cash inflows from significant projects are expected to commence.

Regarding b., if you do not maintain any research and development costs by project, disclose that fact and explain why management does not maintain and evaluate research and development costs by project.
Provide other quantitative or qualitative disclosure that indicates the amount of the company`s resources being used on the project.

Regarding c. and d., disclose the amount or range of estimated costs and timing to complete the phase in process and each future phase. To the extent that information is not estimable, disclose those facts and circumstances indicating the uncertainties that preclude you from making a reasonable estimate.



Summary of Critical Accounting Policies, pages 20-22

2. It appears your critical accounting estimates are a reiteration of your significant accounting policies disclosed in your Notes to Consolidated Financial Statements. We believe your disclosure in Management`s Discussion and Analysis regarding your critical accounting estimates should avoid this duplication and could be improved to better explain the judgments and uncertainties surrounding these estimates and the potential impact on your financial statements. Please refer to Section V of SEC Release No.
FR-72. We believe that disclosures explaining the likelihood that materially different amounts would be reported under different conditions or using different assumptions is consistent with the objective of Management`s Discussion and Analysis.

Liquidity and Capital Resources, pages 24-25

3. We believe your discussion of material changes in the components of cash flows could be improved. Consistent with Section IV of SEC Release No. FR-72, your discussion should focus on the primary drivers of and other material factors necessary to an understanding of the company`s cash flows and the indicative value of historical cash flows. Where there has been material variability in historical cash flows, focus on the underlying reasons for the changes, as well as on the reasonably likely impact on future cash flows and cash management decisions. Include a discussion and analysis of known trends and uncertainties.

Financial Statements and Supplementary Data

Notes to Financial Statements

3. Summary of Significant Accounting Policies & Practices

Revenue Recognition, page 37

4. Please expand your disclosures, and explain to us, the method used to recognize deferred license fees and milestone over the expected performance period. For milestone payments for which the completion of the earning process is not yet complete, please revise your disclosures to clarify why the payment is recognized over the performance period of the milestone payment. Please explain to us why no revenue is recognized for the proportion of the efforts completed to date upon achieving the milestone.

Inventory, page 38

5. We note your policy of generally fully reserving finished goods inventory except for amounts deemed saleable by management based upon current or anticipated orders. Further, we note that you fully reserved the finished goods inventory balance at December 31, 2004 and had a finished inventory balance of $82,399, net of a reserve of
$1.6 million at December 31, 2003. Yet, you had product sales of $3.3 million in 2004. Please disclose, and explain to us, how management estimates the reserves based on current or anticipated orders to state the inventory at lower of cost or market. Tell why your finished goods inventory had a market value of zero at December
31, 2004.

Patents and Other Intangibles, page 38

6. We note your policy to defer patent and trademark costs until successful outcome of relevant applications. Please explain to us your basis under GAAP for deferring these patent and trademark costs and why recognizing these costs as an expense prior to the successful outcome of the application is not appropriate.


*    *    *    *


	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.





      You may contact Todd Sherman, staff accountant, at 202-824-
5358
or Don Abbott, senior accountant, at 202-551-3608 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 942-1803.

								Sincerely,


								Jim B. Rosenberg
								Senior Assistant Chief
Accountant
??

??

??

??

William Steinhauer
Unigene Laboratories, Inc.
Page 5